Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

Just Energy Group to Present at the CIBC 20th Annual Whistler Institutional Investor Conference

TORONTO, ONTARIO – January 12, 2017 - Just Energy Group Inc., a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will participate in the CIBC 20th Annual Whistler Institutional Investor Conference on Thursday, January 26, at the Fairmont Chateau Whistler, British Columbia, Canada.

Co-Chief Executive Officer, Deborah Merril and Chief Financial Officer, Patrick McCullough are scheduled to participate on Thursday, January 26, at 1:25 p.m. PT. The event will be audiocast at the following link: https://webcasts.welcome2theshow.com/cibcwhistler2017. A copy of the Company's investor presentation will be available on the Company's website at www.justenergygroup.com.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com